Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FIRST QUARTER 2018 FINANCIAL RESULTS AND FLEET EMPLOYMENT UPDATES

ATHENS, GREECE — (Marketwired) — 4/30/18 — Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping partnership, today released its financial results for the first quarter ended March 31, 2018.

The Partnership’s net income for the quarter ended March 31, 2018 was $5.3 million, compared with $12.3 million for the first quarter of 2017 and $6.8 million for the previous quarter ended December 31, 2017. After taking into account the preferred interest in net income attributable to the holders of the 12,983,333 Class B Convertible Preferred Units outstanding as of March 31, 2018 (the “Class B Units”, and such holders the “Class B Unitholders”), and the interest attributable to the general partner, net income per common unit for the quarter ended March 31, 2018 was $0.02, compared to $0.08 for the first quarter of 2017 and $0.03 for the previous quarter ended December 31, 2017.

Operating surplus prior to allocations to our capital reserve and distributions to the Class B Units for the quarter ended March 31, 2018 amounted to $26.0 million, compared to $32.7 million for the first quarter of 2017, and $30.3 million for the previous quarter ended December 31, 2017. In line with the previous quarter, we allocated $13.2 million to the capital reserve during the first quarter of 2018. This amount is equal to our scheduled principal repayment under our 2017 credit facility, which was paid in April 2018. Operating surplus after the quarterly allocation to the capital reserve and distributions to the Class B Unitholders was $10.0 million for the first quarter of 2018. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to “Appendix A” at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Total revenues for the first quarter of 2018 reached $65.5 million corresponding to an increase of 8.6% compared to $60.3 million during the first quarter of 2017. The increase in total revenues was primarily a result of the acquisition of the M/T ‘Aristaios’ in January 2018 and the higher number of voyage charters performed by our vessels compared to the first quarter of 2017. The impact of these factors was partially offset by lower average charter rates earned by certain of our vessels, including the M/T ‘Aristotelis’, during the first quarter of 2018, compared to the corresponding period in 2017. As previously announced, we agreed to sell the M/T ‘Aristotelis’ to an unaffiliated third party in December 2017 and had to incur as a result a prolonged ballast leg to deliver the vessel to its buyer. The sale of the M/T ‘Aristotelis’ was completed at the end of April 2018.

Total expenses for the first quarter of 2018 were $53.9 million compared to $41.9 million in the first quarter of 2017. Voyage expenses for the first quarter of 2018 were $9.0 million compared to $2.3 million in the first quarter of 2017. The increase was mainly attributable to the increase in the number of voyage charters performed by certain of our vessels in the first quarter of 2018 compared to the same period in 2017. Total vessel operating expenses during the first quarter of 2018 amounted to $24.8 million, compared to $19.6 million during the first quarter of 2017. The increase in operating expenses mainly reflects the increase in the number of vessels in our fleet incurring operating expenses, following the redelivery of three vessels previously employed under bareboat charters and the acquisition of the M/T ‘Aristaios’ in January 2018, as well as increased operating expenses incurred during the first quarter of 2018 in connection with the special surveys of four of our vessels and unscheduled repairs. Total expenses for the first quarter of 2018 also include vessel depreciation and amortization of $18.3 million, compared to $18.5 million in the first quarter of 2017. General and administrative expenses for the first quarter of 2018 increased to $1.7 million, compared to $1.4 million in the first quarter of 2017, partly due to fees and expenses associated with the dropdown of the M/T ‘Aristaios’ during the first quarter of 2018.

Total other expense, net for the first quarter of 2018 was $6.4 million compared to $6.1 million in the first quarter of 2017. Total other expense, net includes interest expense and finance costs of $6.4 million for the first quarter of 2018, which remained at the same level compared to the first quarter of 2017.

As of March 31, 2018, total partners’ capital amounted to $925.8 million, a decrease of $7.6 million compared to $933.4 million as of December 31, 2017. The decrease was primarily due to the distributions declared and paid during the first quarter of 2018 in the total amount of $13.2 million, partially offset by net income for the period.

Total cash as of March 31, 2018 amounted to $59.2 million, of which restricted cash (under our credit facilities) amounted to $18.5 million.

As of March 31, 2018, the Partnership’s total debt was $490.9 million, an increase of $15.1 million compared to $475.8 million as of December 31, 2017 due to the assumption of a $28.3 million term loan under a credit facility with Credit Agricole Corporate in connection with the acquisition of the M/T ‘Aristaios’, partially offset by scheduled loan principal payments during the first quarter of 2018.

Fleet Employment Update

The Partnership has reached an agreement with Pacific International Lines (“PIL”) to extend the charter of the M/V ‘Agamemnon’ (108,892 dwt / 8,266 TEU, container carrier built 2007, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) for an additional eleven to thirteen months following the expiration of the present charter at an increased gross daily rate of $20,000. The M/V ‘Agamemnon’ is currently earning $8,250 gross per day under a one-year charter that will expire in May 2018.

The Partnership has also agreed to charter the M/V ‘Archimidis’ (108,892 dwt / 8,266 TEU, container carrier built 2006, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) to Mediterranean Shipping Company Co. S.A. (“MSC”) for two years (+/- 30 days) at $18,000 gross per day. The charter is expected to commence at the end of May 2018. The M/V ‘Archimidis’ is currently employed under a one-year charter with PIL at a gross daily rate of $8,250.

Finally, the M/T ‘Active’ (50,136 dwt, IMO II/III Eco Chemical/Product Tanker built 2015, Samsung Heavy Industries (Nigbo) Co. Ltd.), has been chartered to Stena Bulk AB for a period of minimum two to a maximum of twelve months at rates between $15,000 - $16,000 gross per day. The new charter is expected to commence in late May 2018. The vessel is currently under a short-term charter with Louis Dreyfus Company Suisse S.A. at a gross daily rate of $13,000.

Following the employment updates listed above, the Partnership’s charter coverage for the remainder of 2018 is 66%.

Quarterly Common and Class B Unit Cash Distribution

On April 18, 2018, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.08 per common unit for the first quarter of 2018 payable on May 14, 2018 to common unit holders of record on May 2, 2018.

In addition, on April 18, 2018, the Board declared a cash distribution of $0.21375 per Class B Unit for the first quarter of 2018, in line with the requirements of the Partnership’s Second Amended and Restated Partnership Agreement, as amended. The first quarter of 2018 Class B Unit cash distribution will be paid on May 10, 2018 to Class B Unitholders of record on May 2, 2018.

Market Commentary

Product Tanker Market

Product tanker spot rates remained on average at similar levels to the previous quarter and overall below historical averages. Global refinery throughputs declined from the record levels seen in the fourth quarter of 2017, partly due to refinery maintenance in certain regions, reducing product export volumes and subsequent demand for product tankers during the quarter. Enquiries for product tankers remained subdued as a result of the ongoing inventories drawdowns and lower Chinese oil product exports east of Suez. On the positive side, the product tanker spot market saw spots of increased demand in the Western hemisphere in January, supported by increased West African gasoline demand and solid U.S. product exports, while the Far East market saw increased activity towards the end the quarter on the back of a surge in Chinese product exports.

Period product tanker rates remained flat. However, one-year period rates for MR product tankers remain on average approximately 10% higher year-on-year, reflecting the increasing positive outlook for the sector.

On the supply side, the orderbook remains close to historically low levels. As at the end of the first quarter of 2018, the MR product tanker orderbook stood at approximately 8.0% of the current worldwide fleet. In addition, product tanker deliveries continued to experience significant slippage during the first quarter of 2018, as 34.1% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Looking ahead, analysts estimate that net fleet growth for product tankers will slow to 1.4% in 2018, which would represent the slowest rate of growth since 2000, while product tanker deadweight demand will grow by 3.6%. Rising products imports into non-OECD countries and growth in products exports from the U.S., Middle East and Asia are expected to support positive growth in seaborne products trade this year.

Suezmax Tanker Market

The Suezmax spot market saw one of the lowest quarters in terms of earnings for the last thirty years. High vessel supply, as a result of the heavy newbuilding deliveries in 2017 and a return of crude vessels from storage, kept rates under pressure. On the demand side, growth was limited by the oil production cut agreement between OPEC and non-OPEC oil producers, as the compliance rate rose to almost 150% on average for the quarter. In addition, higher prices for Atlantic basin crude grades compared to Middle East crudes reduced crude oil shipments from the U.S. to the East, negatively impacting average miles travelled.

The time charter market for Suezmaxes remained illiquid and period rates weakened further close to historically low levels, mirroring the negative rate development in the spot market.

On the supply side, the Suezmax orderbook represented at the end of the first quarter of 2018 approximately 9.3% of the current worldwide fleet. The delivery of new vessels is expected to slow down going forward, as 22 and 19 vessels are expected to be delivered for the remainder of 2018 and in 2019, respectively, assuming no cancellations or slippage. Analysts estimate that slippage for the first quarter of 2018 amounted to 23.3% of expected deliveries. In 2018, Suezmax dwt demand is projected to grow by 5.1%, as the negative impact from the OPEC-led supply cuts through the end of 2018 is expected to be outweighed by rising long-haul crude trade between the Atlantic basin and Asia, amidst expansion in U.S. crude output. A rise in Asian crude imports, driven by growing demand in China and India, is also expected to support crude trade growth.

Finally, it is worth highlighting that overall tanker demolition accelerated significantly in the first quarter of 2018, amounting to 7.9 million dwt including four Suezmax vessels. This represents the highest demolition level since the third quarter of 1982. In 2017, 11.1 million dwt were scrapped for the year, compared with the 2.5 million dwt demolished in 2016.

Neo-Panamax Container Market

Chartering activity for container vessels remained relatively healthy in the first quarter of 2018, despite this traditionally being a seasonally weaker period. Notably, the idle container fleet stood at the end of the first quarter of 2018 at approximately 2% of the current fleet, on par with the end of 2017, but substantially lower when compared to 7% at the end of 2016.

At the end of the first quarter of 2018, the container orderbook remained at historically low levels, standing at 12.7% of the current fleet, down from 13.4% in the previous quarter. Slippage for 2018 is estimated at 27%, while container vessel demolition for full year 2018 is estimated at 299,300 TEUs.

Overall, analysts expect container vessel demand to grow by 5% in 2018, while the container fleet is expected to expand by 4.4%.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of the Partnership’s General Partner, commented:

“Despite the overall weakness of the tanker and in particular the Suezmax market, which experienced multi-decade lows during the quarter, as well as the impact of increased expenses associated with certain of our vessels that affected our results for this quarter, our course remains unchanged: our remaining charter coverage over the next five years, our sound balance sheet with no material short-term debt maturities and the diversified nature of our fleet underpin our common unit distributions and position us well for a potential recovery in the tanker market in the medium- to long-run.

“Finally, we are pleased to have expanded our fleet in the first quarter of 2018 with the addition of the M/T ‘Aristaios’, a modern, eco ice class Aframax with a remaining four years of charter employment to a reputable charterer and to have secured employment for two of our container vessels at substantially improved charter rates, which are expected to commence towards the end of the second quarter of 2018.”

Conference Call and Webcast

Today, April 30, 2018, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until May 7, 2018 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 37 vessels, including twenty-one modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, one Aframax crude/product oil tanker, ten Neo Panamax container vessels and one Capesize bulk carrier. Its vessels trade predominantly under period charters to Louis Dreyfus Company Suisse S.A, CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana, Hyundai Merchant Marine Co. Ltd., International Seaways, Inc., Mediterranean Shipping Company Co. S.A., Pacific International Lines, Petróleo Brasileiro S.A., Repsol Trading S.A., Tesoro Far East Maritime Company (‘Tesoro’), Shell Tankers Singapore Private Limited and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, our ability to obtain financing and pursue growth opportunities, our expectations or objectives regarding future distribution amounts, our capital reserve, future earnings, our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth, market and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as

amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three month periods ended March 31,
	2018	2017
Revenues	57,413	50,308
Revenues – related party	8,126	9,962

Total Revenues	65,539	60,270

Expenses:
Voyage expenses	8,978	2,288
Vessel operating expenses	21,797	16,845
Vessel operating expenses—related party	3,028	2,783
General and administrative expenses	1,722	1,435
Vessel depreciation and amortization	18,332	18,526

Operating income	11,682	18,393

Other income / (expense), net:
Interest expense and finance cost	(6,391)	(6,350)
Other (expenses) / income	(31)	210

Total other expense, net	(6,422)	(6,140)

Partnership’s net income	5,260	12,253

Preferred unit holders’ interest in Partnership’s net income	2,775	2,775
General Partner’s interest in Partnership’s net income	47	184
Common unit holders’ interest in Partnership’s net income	2,438	9,294
Net income per:
• Common unit, basic and diluted	0.02	0.08
Weighted-average units outstanding:
• Common units, basic and diluted	126,701,690	121,985,686

Total comprehensive income:	5,260	12,253

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of March 31, 2018	As of December 31, 2017
Assets
Current assets
Cash and cash equivalents	40,730	63,297
Restricted cash	516	—
Trade accounts receivable, net	6,337	4,772
Prepayments and other assets	3,361	3,046
Inventories	5,774	5,315
Assets held for sale	29,002	29,027

Total current assets	85,720	105,457

Fixed assets
Vessels, net	1,290,960	1,265,196

Total fixed assets	1,290,960	1,265,196

Other non-current assets
Above market acquired charters	80,489	75,035
Deferred charges, net	1,716	1,519
Restricted cash	17,984	18,000
Prepayments and other assets	874	1,009

Total non-current assets	1,392,023	1,360,759

Total assets	1,477,743	1,466,216

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	52,979	50,514
Trade accounts payable	11,635	9,631
Due to related parties	18,678	14,234
Accrued liabilities	15,298	15,111
Deferred revenue, current	18,318	18,800
Liability associated with vessel held for sale	14,383	14,781

Total current liabilities	131,291	123,071

Long-term liabilities
Long-term debt, net	417,270	403,820
Deferred revenue	3,429	5,920

Total long-term liabilities	420,699	409,740

Total liabilities	551,990	532,811

Commitments and contingencies
Total partners’ capital	925,753	933,405

Total liabilities and partners’ capital	1,477,743	1,466,216

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the three month periods ended March 31,
	2018	2017
Cash flows from operating activities:
Net income	5,260	12,253
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	18,332	18,526
Amortization of deferred financing costs	394	233
Amortization of above market acquired charters	4,091	3,851
Equity compensation expense	238	295
Changes in operating assets and liabilities:
Trade accounts receivable, net	(1,565)	532
Prepayments and other assets	(180)	33
Inventories	(434)	(1,152)
Trade accounts payable	1,157	2,299
Due to related parties	4,444	(3,675)
Accrued liabilities	143	805
Deferred revenue	(2,973)	(915)
Dry-docking costs paid	(175)	(1,030)

Net cash provided by operating activities	28,732	32,055

Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements	(24,410)	(1,218)

Net cash used in investing activities	(24,410)	(1,218)

Cash flows from financing activities:
Proceeds from issuance of Partnership units	—	3,969
Expenses paid for issuance of Partnership units	—	(9)
Deferred financing costs paid	(31)	—
Payments of long-term debt	(13,208)	(4,339)
Dividends paid	(13,150)	(12,758)

Net cash used in financing activities	(26,389)	(13,137)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(22,067)	17,700

Cash, cash equivalents and restricted cash at beginning of period	81,297	124,678

Cash, cash equivalents and restricted cash at end of period	59,230	142,378

Supplemental cash flow information
Cash paid for interest	$5,599	$6,115
Non-Cash Investing and Financing Activities
Offering expenses included in liabilities	$—	$97
Capital expenditures included in liabilities	$703	$989
Capitalized dry docking costs included in liabilities	$540	$111
Deferred financing costs included in liabilities	$50	$—
Assumption of loan regarding the acquisition of the shares of the company owning the M/T Aristaios	$28,333	$—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$40,730	$124,378
Restricted cash— Current assets	$516	$—
Restricted cash— Non-current assets	$17,984	$18,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$59,230	$142,378

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, amortization of above market acquired charters and straight line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended March 31, 2018	For the three-month period ended March 31, 2017	For the three-month period ended December 31, 2017
Partnership’s net income	5,260	12,253	6,760

Adjustments to reconcile net income to operating surplus prior to Capital Reserve and Class B Preferred Units distribution
Depreciation and amortization[1]	18,954	19,054	19,062
Amortization of above market acquired charters and straight line revenue adjustments	1,762	1,401	1,223
Impairment of vessel	—	—	3,282

Operating Surplus prior to capital reserve and Class B Preferred Units distribution	25,976	32,708	30,327

Capital reserve	(13,208)	(14,644)	(13,208)

Class B preferred units distribution	(2,775)	(2,775)	(2,775)

Operating Surplus after capital reserve and Class B Preferred Units distribution	9,993	15,289	14,344

Decrease/(increase) in recommended reserves	382	(5,203)	(3,969)

Available Cash	10,375	10,086	10,375

[1]	Depreciation and amortization line item includes the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.